SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended December 31, 2002

Commission file number: 0-29174

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form

40-F.    ☑  Form 20-F    ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    ☐ Yes    ☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

            Not applicable

LOGITECH INTERNATIONAL S.A.

Form 6-K

Exhibit

99.4	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2002	March 31, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$169,499	$143,101
Accounts receivable	239,417	171,103
Inventories	140,636	85,124
Other current assets	38,344	33,486

Total current assets	587,896	432,814
Investments	1,434	8,713
Property, plant and equipment	39,861	32,086
Intangible assets:
Goodwill	108,615	102,017
Other intangible assets	18,679	15,358
Other assets	12,940	4,756

Total assets	$769,425	$595,744

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$10,161	$5,527
Accounts payable	164,103	88,268
Accrued liabilities	108,779	73,309

Total current liabilities	283,043	167,104
Long-term debt	127,031	104,812
Other liabilities	3,540	811

Total liabilities	413,614	272,727

Shareholders’ equity:
Registered shares, par value CHF 1 – 51,209,535 authorized,17,890,465 conditionally authorized, 47,901,655 issued and outstanding at December 31, 2002; 51,209,535 authorized, 11,890,465 conditionally authorized, 47,901,655 issued and outstanding at March 31, 2002	33,370	33,370
Additional paid-in capital	146,433	134,312
Less registered shares in treasury, at cost, 1,975,278 at December 31, 2002 and 2,083,003 at March 31, 2002	(55,939)	(15,819)
Retained earnings	276,611	204,391
Accumulated other comprehensive loss	(44,664)	(33,237)

Total shareholders’ equity	355,811	323,017

Total liabilities and shareholders’ equity	$769,425	$595,744

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001
	(unaudited)
Net sales	$351,756	$299,067	$798,584	$687,591
Cost of goods sold	234,744	195,237	529,327	459,523

Gross profit	117,012	103,830	269,257	228,068
Operating expenses:
Marketing and selling	41,271	39,187	107,485	97,911
Research and development	14,220	12,353	40,853	33,899
General and administrative	10,750	10,036	31,862	27,127

Total operating expenses	66,241	61,576	180,200	158,937

Operating income	50,771	42,254	89,057	69,131
Interest expense, net	(239)	(553)	(508)	(1,790)
Other income (expense), net	8	(236)	1,716	(549)

Income before income taxes	50,540	41,465	90,265	66,792
Provision for income taxes	10,108	8,292	18,044	13,359

Net income	$40,432	$33,173	$72,221	$53,433

Net income per share and ADS:
Basic	$.88	$.74	$1.57	$1.20
Diluted	$.80	$.66	$1.43	$1.09
Shares used to compute net income
per share and ADS:
Basic	46,045,955	44,782,059	46,081,614	44,558,939
Diluted	51,168,419	51,291,165	51,795,923	50,358,990

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine months ended December 31,
	2002	2001
	(unaudited)
Cash flows from operating activities:
Net income	$72,221	$53,433
Non-cash items included in net income:
Depreciation	20,162	21,417
Amortization of other intangible assets	3,791	2,745
Write off of investment	1,512	1,220
Loss (gain) on sale of investments	163	(859)
Equity in net losses of affiliated companies	—	2,026
Other	150	782
Changes in current assets and liabilities:
Accounts receivable	(58,781)	(62,511)
Inventories	(51,005)	3,254
Other current assets	(6,407)	(14,093)
Accounts payable	60,572	34,928
Accrued liabilities	28,938	15,117

Net cash provided by operating activities	71,316	57,459

Cash flows from investing activities:
Purchases of property, plant and equipment	(24,493)	(16,635)
Acquisitions and investments, net of cash acquired	2,109	(6,303)
Sales of investments	2,072	3,233

Net cash used in investing activities	(20,312)	(19,705)

Cash flows from financing activities:
Net borrowing (repayment) of short-term debt	2,844	(54,621)
Borrowing of long-term debt, net of issuance costs	—	93,197
Repayment of long-term debt	(804)	(27,144)
Purchase of treasury shares	(40,776)	(15,043)
Proceeds from sale of shares upon exercise of options and rights	12,776	9,124

Net cash provided by (used in) financing activities	(25,960)	5,513

Effect of exchange rate changes on cash and cash equivalent	1,354	(2,020)

Net increase in cash and cash equivalents	26,398	41,247
Cash and cash equivalents at beginning of period	143,101	44,142

Cash and cash equivalents at end of period	$169,499	$85,389

Supplemental cash flow information:
Interest paid	$1,247	$1,658
Income taxes paid	$3,653	$2,481
Non-cash investing and financing activities:
Acquisition of additional Labtec shares through issuance of treasury shares	$—	$863
Note payable issued to acquire 3Dconnexion minority interest	$7,400	$—
Assumption of Spotlife capital lease	$2,682	$—

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—The Company:

Logitech International S.A. designs, manufactures and markets personal interface products and supporting software that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs, and keyboards; joysticks, gamepads and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers (“retail”).

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depository Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market system. The Company’s corporate headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Switzerland, and in Taiwan and Hong Kong through local subsidiaries. The Company has its principal manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2—Interim Financial Data:

The accompanying consolidated financial statements should be read in conjunction with the Company’s 2002 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end. Certain amounts reported in prior quarters’ financial statements have been reclassified to conform to the current quarter’s presentation.

Note 3—Net Income per Share and ADS:

Basic earnings per share are computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share are computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options and stock purchase plan agreements (using the treasury stock method), and upon the conversion of convertible debt (using the if-converted method). For the three and nine months ended December 31, 2002 and December 31, 2001, the conversion of convertible debt was included in the registered share equivalents due to its dilutive effect.

The computation of the basic and diluted per share amounts for the Company was as follows:

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001
	(In thousands)
Net income:
Basic	$40,432	$33,173	$72,221	$53,433
Convertible debt interest expense, net of income tax	570	521	1,709	1,148

Diluted	$41,002	$33,694	$73,930	$54,581

Weighted average common shares outstanding:
Basic	46,046	44,782	46,082	44,505
Effect of dilutive stock options	2,398	3,785	2,990	3,762
Effect of dilutive convertible debt	2,724	2,724	2,724	2,038

Diluted	51,168	51,291	51,796	50,305

Note 4—Acquisitions:

3Dconnexion

In June 1998, the Company acquired 49% of the outstanding shares of 3Dconnexion, the provider of Logitech’s 3D controllers, and accounted for its investment using the equity method. In September 2001, the Company acquired an additional 2% of the outstanding shares and a controlling interest in 3Dconnexion. 3Dconnexion’s assets and liabilities have been included in the Company’s consolidated financial statements since September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion’s assets, liabilities and results of operations have not been material to the Company’s financial position, sales, results of operations, cash flows or earnings per share.

On April 5, 2002, the Company exercised its option to purchase the remaining outstanding shares for $7.4 million, payable in July 2003. A summary of the purchase consideration is as follows (in thousands):

Net investment in 3Dconnexion at April 5, 2002	$5,800
Notes payable to 3Dconnexion stockholders	7,400
Transaction costs	510

Total consideration	$13,710

The acquisition of the remaining outstanding shares has been accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their preliminary estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information currently available. The $5.8 million net investment at April 5, 2002 reflects the original investment in 3Dconnexion using the equity method as well as the fair value of the assets and liabilities acquired at the time of the 2% acquisition.

The Company obtained an independent appraisal of the fair values of the acquired identifiable intangible assets. A summary of the allocation of the purchase price to the fair values of assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

Core technology	$2,100
Existing technology	4,800
Trademarks	200
Goodwill	6,610

Total net assets	$13,710

The values of the core technology and trademarks were estimated using the relief from royalty method and the values of the existing technology were estimated using the future cash flows method. These assets are being amortized on a straight-line basis over their estimated useful lives of five years.

The 3Dconnexion business has been combined with the 3D input device business acquired with the Labtec acquisition to offer a complete line of 3D input devices utilizing the market strengths, engineering resources and global presence of both entities.

Spotlife

In November 1999, Logitech announced the formation of a new company, Spotlife Inc., whose business was to enhance video communications using the Internet infrastructure. Logitech invested $7 million in Spotlife and, at March 31, 2002, owned approximately 35.2% of Spotlife’s outstanding shares on a fully diluted basis. Outside investors had the ability to exercise significant influence over the management of the company, and Logitech accounted for its investment in this company using the equity method.

On May 3, 2002, the Company acquired the remaining 64.8% of Spotlife Inc. for approximately $2.5 million in cash. The acquisition was accounted for using the purchase method of accounting. The assets acquired and liabilities assumed were recorded at their preliminary estimated fair values as determined by the Company’s management based upon assumptions as to future operations and other information available at the time of the acquisition. The fair value of the assets acquired and liabilities assumed approximated the cash paid. As a result, no intangible assets were recorded. The impact of Spotlife’s assets, liabilities and results of operations were not material to the Company’s financial position, sales, results of operations, cash flows or earnings per share.

Note 5—Equity Investments:

During the quarter ended June 30, 2002, the Company reviewed the fair value of its investment in Immersion Corporation and determined that a portion of the decrease in the value was other than temporary and wrote down the securities by $.5 million, included in other income, net. In September 2002, the Company sold its remaining interest in Immersion. During the nine months ended December 31, 2002 and 2001, the Company recognized losses of $.2 million in 2002 and gains of $.9 million in 2001 on sales of Immersion stock, included in other income, net.

The Company uses the cost method of accounting for all other investments, each of which represent less than 20% ownership interests.

Note 6—Balance Sheet Components:

	December 31, 2002	March 31, 2002
	(in thousands)
Accounts receivable:
Accounts receivable	$278,714	$203,717
Allowance for doubtful accounts	(7,428)	(7,578)
Allowance for returns, marketing programs and other	(31,869)	(25,036)

	$239,417	$171,103

Inventories:
Raw materials	$21,358	$12,404
Work-in-process	801	201
Finished goods	118,477	72,519

	$140,636	$85,124

Other current assets:
Tax and VAT refund receivables	$16,783	$12,893
Deferred taxes	8,997	8,863
Prepaid expenses	5,616	6,815
Other current	6,948	4,915

	$38,344	$33,486

Property, plant and equipment:
Land	$1,815	$1,757
Plant and buildings	19,419	18,092
Equipment	65,292	55,219
Computer equipment and software	52,500	39,854

	139,026	114,922
Less accumulated depreciation	(99,165)	(82,836)

	$39,861	$32,086

Other assets:
VAT refund receivables	$6,900	$—
Deposits	1,474	2,358
Debt issuance costs	1,933	2,295
Deferred taxes	2,575	59
Other	58	44

	$12,940	$4,756

The allowance for doubtful accounts at December 31, 2002 was lower than at March 31, 2002 due to approximately $2.8 million of fully reserved accounts receivables written off during the year against the allowance for doubtful accounts.

Note 7—Goodwill and Other Intangibles:

During the quarter ended June 30, 2002, the Company recorded $6.6 million of goodwill and $7.1 million of other intangibles in connection with the acquisition of 3Dconnexion.

Acquired other intangible assets subject to amortization were as follows:

	December 31, 2002		March 31, 2002
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
	(in thousands)
Trademark/tradename	$15,564	$(6,558)	$15,265	$(5,024)
Existing and core technology	17,323	(7,650)	10,423	(5,306)
Other	500	(500)	500	(500)

	$33,387	$(14,708)	$26,188	$(10,830)

For the three months ended December 31, 2002 and 2001, amortization expense for other intangible assets was $1.3 million and $.9 million. For the nine months ended December 31, 2002 and 2001, amortization expense for other intangible assets was $3.8 million and $2.7 million. The estimated annual amortization expense for other intangible assets is $5.1 million, $5.1 million, $5.1 million, $3.4 million and $2.5 million for the fiscal years 2003, 2004, 2005, 2006 and 2007.

Note 8—Long Term Convertible Debt:

On June 8, 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds 2001-2006 with maturity in five years. The net proceeds of the convertible bond offering were used to refinance debt associated with the acquisition of Labtec Inc., including repaying a $90 million short-term bridge loan. The Company registered the convertible bonds for resale with the Swiss Stock Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.4 (US $38.60) per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan. As of December 31, 2002, the carrying amount of the convertible bonds was CHF 172,654,000 (US $122,980,000) and the fair value based upon quoted market value was CHF 177,565,000 (US $126,480,000).

Note 9—Comprehensive Income:

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income plus the net change in accumulated other comprehensive loss, an element of shareholders’ equity. Accumulated other comprehensive loss consists of the net change in the accumulated foreign currency translation adjustment account, the net change in unrealized gains on marketable equity securities, and the net change in deferred realized gains and losses in hedging activity. For the three months ended December 31, 2002 and 2001, comprehensive income was $37.1 million and $36.1 million. For the nine months ended December 31, 2002 and 2001, comprehensive income was $60.8 million and $45.0 million.

Note 10—Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into forward foreign exchange contracts (cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive income until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge is ineffective, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the nine months ended December 31, 2002 and 2001.

The notional amount of foreign exchange contracts outstanding at December 31, 2002 was $19.0 million. There were no hedging contracts outstanding at December 31, 2001. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized net gains totaled $.2 million at December 31, 2002 and is expected to be classified into cost of goods sold upon the sale of the related inventory, which is expected within two months. Realized net losses classified to cost of goods sold during the three months ended December 31, 2002 was $.1 million.

Note 11—Contingencies:

In December 1996, the Company was advised of the intention to begin implementing a value-added tax (“VAT”) on goods manufactured in certain parts of China since July 1995, including where the Company’s operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, cash flows or results of operations.

In the normal course of business, the Company pays VAT for components purchased in China, which is refunded after export of goods manufactured in China. The Company files for refunds, receives approvals from Chinese tax officials and then receives its refund. Beginning in early fiscal year 2002, approval and refund delays started to occur. As of December 31, 2002, the Company had only received refunds from claims submitted in early and mid-fiscal year 2002. The Company has received assurances from Chinese officials that all approved claims will be paid in full. The total VAT receivable may increase or decrease in the future depending on both the amount of component purchases in China and the amount of collections from the Chinese government. Based on expectations as to the timing of such payments, the Company has classified a portion of the VAT receivable as a non-current asset. The Company does not expect the outcome of this matter to have a significant impact on the Company’s financial position or results of operations.

The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and results of operations.

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW

Overview

Logitech International S.A. designs, manufactures and markets personal interface products and supporting software that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs and keyboards; joysticks, gamepads and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products through two primary channels: original equipment manufacturers (“OEMs”) and a network of retail distributors and resellers (“retail”).

Recent Developments

On April 5, 2002, the Company acquired the 49% interest it did not previously own in 3Dconnexion, the provider of Logitech’s 3D controllers, for $7.4 million, payable in July 2003 using Logitech shares. 3Dconnexion’s assets and liabilities have been included in the Company’s consolidated financial statements since acquiring a controlling interest at September 30, 2001, and its results of operations have been included since October 1, 2001. The impact of 3Dconnexion’s assets, liabilities and results of operations was not material to the Company’s sales, results of operations, financial position, cash flows or earnings per share.

On May 3, 2002, the Company acquired the 64.8% it did not previously own of Spotlife Inc. for approximately $2.5 million in cash. The acquisition was accounted for using the purchase method of accounting. The impact of Spotlife’s assets, liabilities and results of operations were not material to the Company’s financial position, sales, results of operations, cash flows or earnings per share.

Results of Operations

The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001
Net sale	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	66.7	65.3	66.3	68.8

Gross profit	33.3	34.7	33.7	33.2
Operating expenses:
Marketing and selling	11.7	13.1	13.5	14.2
Research and development	4.0	4.1	5.1	4.9
General and administrative	3.1	3.4	4.0	4.0

Total operating expenses	18.8	20.6	22.6	23.1

Operating income	14.5	14.1	11.1	10.1
Interest expense, net	(.1)	(.2)	—	(.3)
Other income (expense), net	—	(.1)	.2	(.1)

Income before income taxes	14.4	13.8	11.3	9.7
Provision for income taxes	2.9	2.7	2.3	1.9

Net income	11.5%	11.1%	9.0%	7.8%

Comparison of three months ended December 31, 2002 and 2001

Net Sales

Net sales for the three months ended December 31, 2002 increased $52.7 million or 17.6% over the same period last year to $351.8 million. This growth came from the Company’s mice, keyboard, audio and video products. With approximately 50% of the Company’s sales denominated in currencies other than the U.S. dollar, the impact on net sales of the stronger Euro along with the impact of exchange rate changes in the Taiwanese dollar relative to the U.S. dollar, was to increase reported sales by $15.7 million.

Retail sales grew by 15% over the same quarter last year with growth coming from mice, keyboards and video products. Retail sales of the Company’s traditional pointing devices, which include mice and trackballs, increased by 19% while unit volumes grew 18%. This increase was primarily from sales of corded and cordless optical mice driven by strong demand for our MX series mice. Sales of keyboards and desktop products grew by 10% and unit volumes grew by 39%. Sales growth was lower than unit growth due to strong growth in unit shipments of the lower priced corded keyboards. In the PC video camera business, retail sales grew 27% and unit volumes increased by 2% over the same quarter last year. Sales grew faster than units as a result of selling more cameras with higher average selling prices. The growth was attributed to the continued success of the Company’s dualcams, as well as our traditional PC web camera family. Sales of interactive entertainment products for gaming consoles increased by 3%, and unit volume increased by 45%. The increase in volume was related to the cordless controllers for gaming consoles introduced in the second and third quarters of fiscal 2003 which have a lower average selling price compared to the GT Force Steering Wheel™ console products sold in the third quarter of fiscal 2002. In addition, with the popularity of gaming console devices, the market demand for PC gaming products has continued to decline, and as a result our sales of PC gaming peripherals have declined by 9% as compared to the third quarter of fiscal 2003. Sales of retail audio products increased by 23%, due to the continuing retail success of the Logitech branded Z series PC speaker family.

The Company experienced different levels of retail sales growth across its regions due to varying business conditions. Our sales in North America were flat compared to the same period last year due to a competitive and promotional environment in the retail channel, the soft retail market in the United States and to a lesser extent, product launch delays. In Europe, Asia-Pacific and Japan, the Company experienced growth; in addition, Europe experienced the benefits of a strengthening Euro.

OEM sales grew 37% compared to the same quarter last year. The growth primarily came from audio and cordless desktops and to a lesser extent, from mice. The Company’s OEM audio sales were driven by sales of our USB headsets for the PlayStation®2.

Gross Profit

Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 13% to $117 million. This increase came from higher sales volumes partially offset by a slight decrease in gross margin.

Gross margin (gross profit as a percentage of net sales) decreased from 34.7% to 33.3%. The decrease was due to our channel mix, higher costs for our new products, the competitive environment, and higher freight costs. Our sales in the current quarter included a higher percentage of OEM sales, which have a lower margin than retail sales. Also, our retail sales mix included a large number of new products introduced in September and October of 2002. As is typical for our new products, their cost tends to be highest at the time of introduction with gradual cost reductions occurring over the product’s life cycle. We also experienced a very competitive and promotional environment in the retail channel in North America. In addition, our freight costs were relatively high as we utilized air shipments to compensate for product launch delays and for product shipment as a result of slower than anticipated return to normal logistics after resolution of the west coast dock strike.

Operating Expenses

Marketing and Selling

Marketing and selling expenses consist of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expense for the three months ended December 31, 2002 increased 5.3% to $41.3 million. As a percentage of net sales, marketing and selling costs decreased from 13.1% to 11.7% compared to the same quarter last year. This decrease was due in part to a greater portion this quarter of promotional activities at the retail channel level whose costs are reported as a reduction in sales rather than as marketing and selling expenses.

Research and Development

Research and development expenses consist of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products, the enhancements of existing products and the performance of quality assurance activities. Research and development expense for the three months ended December 31, 2002 increased 15.1% to $14.2 million. The increase was mainly due to the higher personnel expenses, which related to the development of new products. As a percentage of net sales, research and development slightly decreased from 4.1% to 4.0% compared to the same quarter last year.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expense for the three months ended December 31, 2002 increased 7.1% to $10.8 million. This increase was primarily due to increased personnel to support the growth of our business. As a percentage of net sales, general and administrative expenses decreased from 3.4% to 3.1% compared to the same quarter last year.

Interest Expense, Net

Net interest expense was $.2 million and $.6 million for the three months ended December 31, 2002 and 2001. Interest expense was primarily related to the convertible debt and the capital equipment leases and offset by the interest income earned on our cash and cash equivalents.

Other Income (Expense), Net

Other income was $8 thousand for the three months ended December 31, 2002, compared to other expense of $.2 million for the same period last year. Other income this quarter consisted primarily of $1.0 million of favorable fluctuations in exchange rates, offset by $1.0 million from the write-down of an investment. Other expense for the three months ended December 31, 2001 consisted primarily of $1.2 million of favorable fluctuations in exchange rates and $.3 million gain from sale of shares of Immersion Corporation offset by $1.2 million from the write-down of investments and $.7 million of losses recorded for our investments accounted for under the equity method.

Provision for Income Taxes

The provision for income taxes consists of income and withholding taxes. The provision for income taxes for the three months ended December 31, 2002 was $10.1 million, compared to $8.3 million for the comparable period in 2001, representing an effective tax rate of 20% for both periods.

Comparison of nine months ended December 31, 2002 and 2001

Net Sales

Net sales for the nine months ended December 31, 2002 increased 16% to $798.6 million. This growth came primarily from the Company’s mice, desktop, video, and audio products.

Retail sales grew by 15% despite flat sales in North America during the current quarter and warehouse transition issues encountered in North America in the first quarter of fiscal 2003 when the Company consolidated two warehouses located on the west coast and moved them to a third-party distribution center in Memphis, Tennessee. The transition issues included a combination of physical lay out, systems, management and other process issues at our third party logistics provider and reduced our ability to ship product to our North American retail customers in the months of May and June 2002.

The retail sales growth was mainly from keyboards, desktops, mice, and video products. For the nine months ended December 31, 2002, our sales of pointing devices increased by 10% with unit volumes increasing by 12%. Sales of keyboard and desktop products increased by 31% while volume grew 46% over the same period last year. Sales growth was primarily from the corded keyboards and cordless desktop lines. Video sales increased by 30% with unit volume increases of 5% compared to the same period last year. This was primarily due to the strong demand for the Logitech Pocket Digital camera introduced in May 2002 as well as continued demand for our PC web cameras. Our sales of interactive entertainment products decreased by 24% and the unit volumes declined by 9%, due to the decrease in demand for the GT Force Steering Wheel for PlayStation®2 and decreasing demand for PC based gaming products, offset by an increase from the new cordless controller for gaming consoles introduced in late September 2002. Sales of our audio products grew by 7% with unit volumes decreasing by 26%. The volume decrease was due to lower demand for the Company’s value-priced Labtec branded product lines, which was partially offset by the continued success of the Logitech branded Z series PC speaker family.

OEM sales increased by 21% compared to the same period last year, principally due to the significant sales in audio products and cordless desktops. The Company’s OEM audio sales were driven by sales of our USB headsets for the PlayStation®2.

Gross Profit

Gross profit increased 18% to $269 million for the nine months ended December 31, 2002 with 89% of this increase related to the higher sales volumes while the remainder of the increase related to gross margin improvement.

Gross profit as a percentage of net sales slightly increased from 33.2% to 33.7%. This increase reflects reductions in product costs primarily in cordless desktop and video products, offset by higher costs incurred during the three months ended December 2002 due to a higher mix of OEM sales compared to our higher margin retail sales, higher costs related to new products, the competitive environment, and higher freight costs.

Operating Expenses

Marketing and Selling

Marketing and selling expense for the nine months ended December 31, 2002 increased 9.8% to $107.5 million. This increase was directly related to the Company’s increased sales performance resulting in higher commission expenses, marketing initiatives related to the introduction of new products and marketing programs related to cordless products. As a percentage of net sales, marketing and selling costs decreased from 14.2% to 13.5% compared to the same period last year.

Research and Development

Research and development expenses for the nine months ended December 31, 2002 increased 20.5% to $40.9 million. The increase was mainly due to higher personnel expenses to support ongoing investment in product development. As a percentage of net sales, research and development increased from 4.9% to 5.1% compared to the same period last year.

General and Administrative

General and administrative expense for the nine months ended December 31, 2002 increased 17.5% to $31.9 million. This increase was primarily due to increased information technology costs in support of the engineering, operations and human resource functions. In addition, the increase also related to increased personnel to support the growth of our business. As a percentage of net sales, general and administrative remained flat at 4.0% compared to the same period last year.

Interest Expense, Net

Interest expense for the nine months ended December 31, 2002 was $.5 million, compared to $1.8 million in the same period last year. Interest was higher last year because of short-term borrowings of $35 million in March 2001 and $55 million in April 2001 to finance the Labtec acquisition and repay Labtec obligations and credit lines. This debt was repaid in June 2001 through the issuance of the convertible bonds.

Other Income (Expense), Net

Other income was $1.7 million for the nine months ended December 31, 2002, compared to other expense of $.5 million last year. Other income this year included $3.3 million of favorable fluctuations in exchange rates offset by a $1.7 million loss from investment write-downs and the sale of shares of investments. Other expense last year included $2.1 million of losses from investments accounted for under the equity method and $1.2 million loss from write-down of investment which were offset by $1.0 million of favorable fluctuations in exchange rates, a $.8 million gain from the sale of shares of an investment and $.5 million of proceeds from a property loss insurance claim.

Provision for Income Taxes

The provision for income taxes for the nine months ended December 31, 2002 and 2001 represented a 20% effective tax rate.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At December 31, 2002, net working capital was $304.9 million, compared to $265.7 million at March 31, 2002. Cash and cash equivalents totaled $169.5 million, an increase of $26.4 million from March 31, 2002. The increase in cash was due to profitable operations and effective management of payables.

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

The Company had credit lines with several European and Asian banks totaling $65 million at December 31, 2002. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of December 31, 2002, $56 million was available under these facilities.

Cash Flow from Operating Activities

The Company’s operating activities provided net cash of $71.3 million and $57.5 million for the nine months ended December 31, 2002 and 2001. The increased cash flow was due to stronger collection efforts on higher sales during the year offset by our additional investment in inventory. The growth in inventory was due to a combination of factors including logistical difficulties in product distribution and preparing for higher levels of sales of our new products in future quarters. This increase was offset by our increase in accounts payable and accrued liabilities.

Depreciation expense decreased by $1.3 million as compared to the same period last year. One of the main components of our depreciation expense is depreciation from tooling, which can vary significantly from period to period. The variability occurs because tooling is depreciated over the shorter of the estimated life of the tool or one year, and is based on production levels. In fiscal year 2002, most new tools were placed in service late in the first quarter and early in the second quarter while in fiscal year 2003, fully depreciated tools were in use and most of the new tools were not placed in service until late in the second quarter. This resulted in depreciation that was lower in the first six months by approximately $2 million, partially offset by an increase during the current quarter from the new tools that were placed in production.

Cash Flow from Investing Activities

The Company’s investing activities used cash of $20.3 million and $19.7 million for the nine months ended December 31, 2002 and 2001. During the nine months ended December 31, 2002, cash of $24.5 million was used to acquire property and equipment, primarily tooling, manufacturing equipment, and computer hardware and software. The Company also used $.4 million to acquire non-marketable securities, and received net cash of $2.5 million as a result of the Spotlife acquisition in May 2002. The Company recognized $.7 million proceeds from the sale of available-for-sale securities, and $1.3 million of net cash proceeds from the sale of a non-core business activity in December 2002.

In the nine months ended December 31, 2001, the Company used cash of $6.3 million to acquire additional Labtec shares and to acquire a non-marketable equity investment, and $16.6 million to purchase property and equipment. These expenditures were partially offset by cash proceeds of $3.2 million from the sale of available-for-sale securities.

Cash Flow from Financing Activities

The Company’s financing activities used net cash of $26 million for the nine months ended December 31, 2002, and provided net cash of $5.5 million in the same period last year. During the quarter ended December 31, 2002, the Company realized $12.8 million of proceeds from the sale of shares pursuant to employee stock purchase and stock option plans. In June 2002, the Company repurchased 88,000 shares for $3.8 million in open market transactions under a stock buyback program. In July 2002, the Company announced a program to buy back up to CHF 75 million (approximately $52 million) of Logitech shares in a twelve-month period. At December 31, 2002, the Company had repurchased 1,050,000 shares for $37.0 million in open market transactions under this program. Subsequent to December 31, 2002 through February 4, 2003, the Company completed its buy back program with the repurchase of an additional 459,000 shares for $15.4 million in open market transactions, bringing the total amount repurchased under the program to 1,509,000 shares for $52.4 million.

Net cash provided by financing activities in the same period last year included an additional bridge loan of $55 million in the first quarter to finance the Labtec acquisition, bringing the total bridge loan for the Labtec acquisition to $90 million. The Company used a portion of these borrowings in the first quarter to repay short-term Labtec borrowings of $19 million and long-term Labtec borrowings of $27 million in the first quarter. In June 2001, the Company sold 1% convertible bonds in a registered offering. Net proceeds of $93 million were used to repay the $90 million bridge loan. In addition, the Company realized $9.1 million of proceeds from the issuance of registered shares and sales of treasury shares to fulfill employee stock option and stock purchase plan requirements. The Company also repurchased 628,704 Logitech shares for $15 million under a registered share buyback program.

Commitments

The Company believes that it will continue to make capital expenditures in the future to support product development activities and ongoing and expanded operations. Fixed commitments for capital expenditures, primarily for computer hardware and software, warehouse facilities and tooling, approximated $5.2 million at December 31, 2002. Commitments for inventory approximated $89.5 million at December 31, 2002 and are made in the normal course of operations to original design manufacturers, contract manufacturers and other suppliers.

The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Risk Factors

Our quarterly operating results are difficult to predict. This means that our results could fall below investors’ expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

Our operating results in the past have varied significantly from quarter to quarter and we expect these fluctuations to continue in the future. Our future quarterly operating results may vary significantly due to a number of factors, including:

•	the volume and timing of orders received during the quarter;

•	the lifecycles of product lines;

•	the timing of new product introductions by us and our competitors and their acceptance by the market;

•	our ability to bring new products to market in a timely manner;

•	the impact of competition on our average selling prices and operating expenses;

•	inventory levels in the distribution channels;

•	changes in laws or regulations;

•	fluctuations in exchange rates;

•	changes in product or distribution channel mix;

•	material product returns and price protection;

•	deferrals of customer orders in anticipation of new products or otherwise;

•	the impact of seasonality on our various product lines and geographic regions;

•	changes in technologies and their acceptance by the market;

•	fluctuations in the timing and amount of engineering and operating expenses;

•	the performance and financial strength of our suppliers and third-party product manufacturers; and

•	the rate of economic growth in our principal geographic markets.

Many of these factors are beyond our control. In addition, due to the short product life cycles inherent in our markets, our failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more quarters.

In addition, the volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, our net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter, we generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. Consequently, any shortfall in net sales in a given quarter may negatively impact our results of operations due to an inability to adjust expenses during such quarter.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers, as well as continued demand by these customers for our products.

We sell our products through a domestic and international network of distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers, as well as continued demand by these customers for our products. The distribution, retail and OEM industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. In particular, consolidation in the personal computer and retail industries has increased the purchasing power of our customers. This puts pressure on us to reduce the prices at which we sell our products, decreasing our revenues. In addition, our distributor and retail customers generally offer products of our competitors. Accordingly, there is a risk that these customers may give higher priority, including greater retail shelf space, to products of other suppliers, which would reduce demand for, and sales of, our products.

The loss of one or more of our distributors, major retailers or OEM customers could have a material adverse effect on our business, financial condition and results of operations. In addition, because of our sales to customers that are large or who have high volume, we maintain individually significant receivable balances with these customers. We seek to control our credit risk through ongoing credit evaluation of our customers’ financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally we do not require any collateral from our customers. If any of our major customers were to default in the payment of its receivables owed to us, our operating results could be materially adversely affected.

If we do not compete effectively, demand for our products will fall and this could result in reduced revenues, margins, and profitability.

Our business is characterized by intense competition, a trend of declining average selling prices in the OEM market and performance enhancements and new features of competing retail products. If we do not compete effectively with current or new competitors, the demand for our products will fall. A decrease in demand could result in increased pricing pressure and reduced revenues, reduced margins, and reduced profitability. As a result, our business and operating results would suffer.

Our main competitor in pointing devices, PC gaming devices and keyboards is Microsoft, who offers products with similar features to Logitech products. Microsoft’s offerings include a complete line of cordless mice and desktops as well as optical mice. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer base, than us. In particular, we face potential revenue and margin impacts from Microsoft’s aggressive pricing strategies as well as their promotions and channel marketing. We are also experiencing increased competition for cordless mice and desktops from less established brands, in the lower price segments.

Microsoft is also a leading producer of operating systems and applications with which our pointing and gaming devices are designed to operate. As a result of their position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we are not able to offer.

Our main competitors in the U.S. for PC video cameras are Creative Labs and Veo. In Europe our main competitors are Philips and Creative Labs. As with cordless mice and desktops, we are also experiencing increased competition from less established brands in PC video cameras that are seeking shelf space and increased market share through price competition.

Competitors for our interactive entertainment products include Guillemot Corporation, Interact Multimedia, Kensington/Gravis, Mad Catz, Microsoft and Saitek Industries Ltd. Our cordless controllers for PlayStation®2 are competing against Sony Computer Entertainment, Inc. sales of their own corded controllers. Sony has substantially greater resources than we do. Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In headset, microphone, and telephony products, competitors include Altec Lansing, Plantronics, and GN Netcom. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing. In addition, with our new entry into the mobile phone headset business, we will be competing against mobile phone and accessory companies such as Nokia, Sony, Ericsson, Motorola and Siemens, each of whom have substantially greater resources than us, as well as mobile phone accessory companies which have established market positions in this business.

We expect to continue to experience competition and price pressures in the OEM business and performance enhancements of competing products in retail as well as pricing pressure from less established brands. If we do not continue to distinguish our products, particularly our retail products, through distinctive features, design and services, and if we do not otherwise compete effectively, our resulting loss of competitive position could result in lack of acceptance of our products, decreased gross margin, loss of market share and decreased revenue. As a result, our business, financial condition and results of operations would be significantly harmed.

Product returns and effects of price protection that exceed our accruals may significantly impact our financial results.

As a manufacturer of consumer products, we are exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of our assistance in balancing inventories of retailers and distributors. In addition, we offer price protection to our distributors and retailers, which means that we may refund or credit some of the price these customers have paid for a product if we later lower its price while it is still in the customers’ inventory. Overstocking by our distributors and retailers has in the past led and may in the future lead to higher than normal returns or reduced orders by these customers in future periods. In addition, the generally short product life cycles of our products and the difficulty in predicting future sales increase the risk that new product introductions or price reductions results in significant product returns. In addition, we continuously introduce product upgrades, enhancements and improved packaging, which may lead to higher rates of return on our older products.

We recognize revenue upon transfer of title and risk of loss, which is generally when we ship our products. Because we are exposed to the risk of product returns and price protection, we provide allowances for these risks upon recognition of revenue. We base these allowances on historical and anticipated experience and our assessment of inventory in our distribution channels. We review and adjust the allowances periodically, based on changes in the same factors. If product returns exceed our estimates or if we do not make sufficient price protection accruals, there may be a significant adverse effect on our financial results.

To continue to be successful, we will need to effectively respond to future changes in technology and customer demands.

The market for our products is characterized by rapidly changing technology and frequent new product introductions. Our success depends to a substantial degree on our ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. We may not be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, new products or enhancements may not achieve market acceptance, or we may not be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. In addition, others may have patents or intellectual property rights which prevent us from being able to respond effectively to new or emerging technologies and changes in customer requirements. New product announcements by us could cause our customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could materially harm our business, financial condition and results of operations. Because we generally incur substantial research and product development costs before the technical feasibility and commercial viability of a new product can be determined, our revenues from new products may not be sufficient to recover these costs.

The introduction of products for non-PC platforms may consume significant resources and not result in significant future revenues for Logitech.

We will continue to expand our product offerings to include products that are not based on PC platforms such as headsets for mobile phones, and products that are outside of our traditional areas of expertise, which have historically been PC peripheral devices. To accomplish this, we are committing substantial resources to develop, sell and market these new products. With limited experience in these product lines and because these products are based on new technologies, it may be difficult for us to accurately predict revenues, manufacturing costs, customer support costs and product returns. Our ongoing investments in the development and marketing of products for non-PC platforms could produce higher costs without a proportional increase in revenues.

Production levels that do not match demand for our products may result in lost sales or in a reduction in our gross margins.

We base our production levels on our forecasts of demand for our products. Actual demand for our products is dependent on many factors that make it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect to in the future. The following problems could occur as a result of significant differences:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess capacity. Excess inventory may negatively impact cash flows and may result in inventory write-offs. Excess manufacturing capacity could result in higher production costs and lower margins.

•	If we reduce our production levels to address shortfalls in demand, we may not be able to meet rapid increases in demand for our products and could lose sales.

•	If demand for our products exceeds our forecast, we would have to rapidly increase production. We depend on suppliers and manufacturers to provide additional volumes of components and subassemblies. As a result, we may not be able to increase our production levels to meet unexpected demand and could lose sales on a short-term basis while we try to increase production. If customers turn to competitive sources of supply to meet their needs, our revenues could be impacted long-term.

•	Rapidly increasing our production levels to meet unanticipated demand could result in higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of required materials, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country. We have accumulated a significant VAT refund receivable with the Chinese government and if we do not receive the refund, our results of operations may be significantly harmed.

A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

In the normal course of business, we pay value-added taxes or VAT, in China on components we purchase in China, which are refunded after export of goods manufactured in China. We file for refunds, receive approvals from Chinese tax officials and then receive our refund. Beginning in early fiscal year 2002, approval and refund delays started to occur and we have accumulated a significant VAT refund receivable. We have received assurances from Chinese officials that all approved claims will be paid in full, and based on past experience, we have no reason to believe this will not be the case. However, if the government were to alter their position with regards to the VAT refund process, and if we are unable to collect VAT refunds for any reason, we could experience both a one-time charge for the write-down of our VAT receivable and on-going lower margins due to the lack of reimbursement of VAT we have paid, either of which may significantly harm our results of operations.

We depend on original design manufacturers, contract manufacturers and component suppliers which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives. In addition, we purchase key components and products from single or limited sources, and our business may be harmed if supply is restricted or ends.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors’ assembly processes. In addition, any financial instability of our manufacturers or contractors could result in delayed product deliveries or manufacturing inefficiencies. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Since the majority of these manufacturers and contractors are located in Asia and other countries outside the U.S., we are subject to risks generally associated with foreign suppliers, including political and economic uncertainty, currency exchange fluctuations, trade restrictions and changes in tariff rates. Consequently, we may experience delay in the timeliness, quality and adequacy in product deliveries, any of which may have an adverse impact on our results of operations.

We purchase some of our products and key components used in our products from single or limited sources. In particular, our cordless keyboards are single-sourced and the sensor in our optical mice is provided by one supplier. We generally do not have long-term agreements with our single or limited sources of supply. Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply shortages and fluctuations in component prices. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could decrease our revenue or gross margin. Delays could also have a material adverse effect upon our business, financial condition and results of operations.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products we will lose sales and may face financial penalties from our customers.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture and distribute our products. In addition, we rely on centralized distribution centers. As we continue to grow and introduce new products into our manufacturing and distribution process, the logistics of delivering products in a timely manner becomes increasingly complex. If we do not successfully coordinate the timely manufacture and distribution of quality products, we will lose sales and our revenues will be harmed. For example, during the third quarter of fiscal 2003, we were not able to deliver the full amount of products our customers ordered as a result of delays in introducing and achieving full volume production of new products, and inadequate logistical execution. This resulted in a loss of revenue for the quarter. If these or similar issues were to occur within our distribution system again, we could lose sales or incur higher cost of sales to distribute our products. In addition, distributors, retailers and OEMs are increasingly assessing “charge-backs”, or monetary penalties, against suppliers like Logitech for product delivery times, quantities or products that do not match their specifications. If we are unable to timely deliver quality products due to our own fault or those of third parties on which we rely, or due to events over which we or the third parties do not have control, our customers may assess penalties against us that may harm our financial results.

The effect of business, legal and political risks associated with foreign countries and markets may negatively affect us.

We transact a substantial portion of our business outside the United States. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing foreign operations;

•	laws and regulations, including environmental laws, varying from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	difficulties in collecting VAT refunds from the Chinese government;

•	foreign exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could adversely impact the success of our international operations and, in turn, have a material adverse effect on our business, financial condition and results of operations.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and type of products we sell and will endeavor to expand further. This expansion places a significant strain on our management, operational and engineering resources. The areas that in particular are put under strain by our growth include the following:

New Product Launch. With the growth of our product portfolio, we experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places strain on our ability to accurately forecast and coordinate the commercial launch of our products with adequate supply and marketing support to meet customer demands. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose retail shelf space and product sales.

Forecasting, Planning and Supply Chain Logistics. With the growth of our product portfolio, we also experience increased complexity in forecasting customer demand and in planning for the production and delivery of the right products to the right locations. If we are unable to scale and improve our forecasting, planning and logistics, we could frustrate our customers, lose product sales or end up with excess inventory.

To manage the growth of our operations, we will need to continue to improve our transaction processing, operational and financial systems, procedures and controls to cope with the increased complexity. If we are unable to scale and improve them, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales and increased inventory These difficulties could harm or limit our ability to expand.

Our effective tax rates may increase in the future, which would adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our operating results will be adversely impacted, and specifically our net income and earnings per ADS and per registered share will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in our various subsidiaries, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rates in a given fiscal year reflect a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly damage our business, financial condition and results of operations.

We also rely on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all.

Pending lawsuits could adversely impact us.

Through our U.S. subsidiary we are currently involved in pending lawsuits with respect to patent infringement claims by third parties and commercial matters that arise in the normal course of business. We believe that these lawsuits are without merit and intend to defend them vigorously. For example, in July 1998, our U.S. subsidiary, Logitech Inc., was sued by Samuel Gart, an individual, in the U.S. District Court for the Central Division of California. This lawsuit alleges that Logitech infringed a patent for an ergonomically shaped computer mouse. Trial is scheduled for April 15, 2003. We believe we have meritorious defenses and will defend ourselves vigorously. However, our defense of this action or any other action may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

Pending and future litigation and disputes arising over patent infringement claims, commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In addition, our efforts to protect our intellectual property through litigation may not prevent duplication of our technology or products.

We may be required to recognize additional non-cash charges against earnings if our management were to determine in the future that the amount of goodwill arising from our acquisitions was impaired.

We review goodwill arising from our acquisitions for impairment on an annual basis or if events indicate that the carrying value might not be recoverable. Factors that could trigger us to perform an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends; or

•	significant decline in our market capitalization relative to net book value.

If our management were to determine in the future that the goodwill was impaired, we would be required to recognize non-cash charges that would reduce our earnings.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Foreign Currency Exchange Rates

Currently, the Company’s primary exposures relate to non-U.S. dollar denominated sales in Europe and Asia and non-U.S. dollar denominated operating expenses, inventory costs and long term debt in Europe and Asia. The principal currencies creating foreign exchange rate risk for Logitech are the Euro, Taiwan Dollar, Swiss Franc and Japanese Yen.

For the nine months ended December 31, 2002, approximately 52% of the Company’s sales were denominated in non-U.S. currencies. With the exception of our subsidiaries in China, which use the U.S. dollar as their functional currency, we primarily use the local currencies of our foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive income in shareholders’ equity.

If the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by our foreign subsidiaries and no corresponding product price adjustments occurred, net income for the nine months ended December 31, 2002 would have been adversely impacted by approximately $15 million. However, when currency fluctuations occur, we typically adjust our non-U.S. dollar based retail pricing, particularly with new product introductions, to reflect the changes in currency rates.

On June 8, 2001 the Company sold CHF 170 million (US $95.6 million) Swiss Franc denominated 1% Convertible Bonds which mature in five years. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss Franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. At December 31, 2002, the carrying amount of the convertible bonds was US $123.0 million, which reflects the exchange rate fluctuation of $20.0 million during the nine months ended December 31, 2002 and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss Franc, the increase in the cumulative translation adjustment component of shareholders’ equity would have been $11.0 million. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, a decrease of approximately $13.5 million would have occurred in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. At December 31, 2002, the notional amount of forward foreign exchange contracts outstanding was $19.0 million. These forward contracts generally mature within three months. As of December 31, 2002, unrealized loss on the fair value of outstanding foreign exchange hedging contracts was $.5 million. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, an approximate $2.1 million unrealized loss in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of approximately $1.7 million in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

In order to limit the effect of interest rate changes on earnings and cash flows, the Company’s long-term debt portfolio is composed of fixed rate debt. A change in interest rates, therefore, has no impact on interest expense or cash flows.

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from March 31, 2002 and the December 31, 2002 quarter end rates would not have a material effect on the Company’s results of operations or cash flows.

LOGITECH INTERNATIONAL S.A.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Within the 90-day period prior to the date of this Form 6-K, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Logitech’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. Because of inherent limitations in any systems of disclosure controls and procedures, no evaluation of controls can provide absolute assurance that all instances of error or fraud, if any, within the Company may be detected.

Changes in Internal Controls

There were no significant changes in the Company’s internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies and material weaknesses, and therefore there were no corrective actions taken.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Accountant Services

We currently engage PricewaterhouseCoopers SA (“PwC”) as our independent auditors. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC performs the following non-audit services that have been approved by our Audit Committee of the Board of Directors: Tax planning and compliance advice, review of SEC registration statements, advising on potential acquisitions and other transactions, reviewing the application of generally accepted accounting principles, consultations regarding implementation of various provisions of the Sarbanes-Oxley Act and providing statutory audit services in foreign jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

By:	/s/ Guerrino De Luca
Guerrino De Luca President and Chief Executive Officer

By:	/s/ Kristen M. Onken
Kristen M. Onken Chief Finance Officer, Chief Accounting Officer, and U.S. Representative

February	13, 2003

CERTIFICATIONS

I, Kristen M. Onken, certify that:

1.	I have reviewed this quarterly report on Form 6-K of Logitech International S.A.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c.	Presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Kristen M. Onken

Senior Vice President Finance Chief Financial Officer February 13, 2003

CERTIFICATIONS

I, Guerrino De Luca, certify that:

1.	I have reviewed this quarterly report on Form 6-K of Logitech International S.A.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c.	Presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Guerrino De Luca

Chief Executive Officer February 13, 2003